ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

January 17, 2025	Jessica L. Reece
T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

File Nos. 333-237048 and 811-23556

Dear Ms. Lithotomos:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on December 23, 2024 regarding Post-Effective Amendment No. 17 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to Stewart Investors Worldwide Leaders Fund and Stewart Investors Global Emerging Markets Leaders Fund (each a “Fund” and, collectively, the “Funds”), each a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 13, 2024 to register the shares of the Funds for public offer and sale.

This letter reflects responses intended to address all comments the Staff provided. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 18 to the Trust’s Registration Statement, which is expected to be filed pursuant to Rule 485(b) under the Securities Act for effectiveness on January 27, 2025. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges the comment.

2.	Comment: Please fill in any tables or other information left blank prior to the effective date of the Registration Statement.

Response: The Registrant acknowledges the comment and has added the requested information.

Fees and Expenses (both Funds)

3.	Comment: Please provide each Fund’s completed fee table and expense examples to the Staff five business days prior to the effective date of the Registration Statement.

Response: The Registrant acknowledges this comment and has included the requested information in Appendix A hereto.

4.

Comment: Please confirm that the fee waiver and expense reimbursement agreement referenced in footnote 1 to the “Annual Fund Operation Expenses” table with respect to each Fund will be in place for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms that the fee waiver and expense reimbursement agreement with respect to each Fund will be in place for at least one year from the effective date of the Registration Statement and has included the expiration date in the referenced footnote.

5.

Comment: Please confirm that, to the extent a Fund invests in shares of other registered investment companies, including exchange-traded funds, and related acquired fund fees and expenses exceed one basis point, such acquired fund fees and expenses will be disclosed in a separate line item in the Fund’s Annual Fund Operating Expenses table.

Response: The Registrant so confirms.

Principal Investment Strategies (both Funds, unless otherwise noted)

6.

Comment: The second sentence under “Assessment of Sustainability” states that “The portfolio manager believes that “sustainable development” is achieved where a company’s activities lead or contribute (directly or indirectly) to positive social outcomes and/or positive environmental outcomes.” Please provide additional detail as to what is meant by positive outcomes.

Response: The Registrant notes that the disclosure following the noted sentence provides specific examples of positive social and environmental outcomes (replicated below), and so respectfully declines to provide additional detail, except as marked below.

Positive social outcomes include, but are not limited to, improvements in health and well-being, physical infrastructure, economic welfare, and opportunity and empowerment.

Positive environmental outcomes include, but are not limited to, more careful, efficient and productive use of natural resources, reduced waste and improved waste management, and the wider adoption of circular economy practices and measures. Circular economy is defined as an economic system aimed at eliminating waste and the continual use of resources.

7.

Comment: The first sentence under “Position on harmful and controversial products and services” states that “The portfolio manager’s Assessments of Quality and Sustainability are designed to prevent the Fund investing in companies directly involved in harmful or controversial products, services or practices.” Please provide an example of what is considered to be “harmful.”

Response: The Registrant has revised the noted disclosure as follows:

The portfolio manager’s Assessments of Quality and Sustainability are designed to prevent the Fund from investing in companies that the portfolio manager may categorize as directly involved in harmful or controversial products, services or practices, which may include, but are not limited to, fossil fuels, nuclear power, alcohol production, animal welfare and testing, and oppressive governance regimes.

8.

Comment: The second paragraph under “Position on harmful and controversial products and services” states that “Where the portfolio manager becomes aware of a material exposure to such products or services prior to a new investment in a company or as part of its ongoing monitoring, the portfolio manager will engage with the company and review the company research and investment case, noting the company’s response.” Please explain what constitutes “material exposure.”

Response: For those products and services that generate revenue for a company, the portfolio manager has set a materiality threshold for direct involvement in the relevant activities of 5% of revenue. In some instances, the portfolio managers may set a lower materiality threshold. The Registrant will make the following revisions to the noted disclosure:

Where the portfolio manager becomes aware of a material exposure to such products or services prior to a new investment in a company or as part of its ongoing monitoring, the portfolio manager will engage with the company and review the company research and investment case, noting the company’s response. For those products and services that generate revenue for a company, the portfolio manager has set a materiality threshold for direct involvement in the relevant activities of 5% of revenue, or such lower percentage as may be determined from time to time by the portfolio manager.

9.

Comment: The last sentence under “Position on harmful and controversial products and services” states that “Where the portfolio manager chooses to maintain a position in a company that generates over 5% of its revenue from such products or services, it shall disclose via its website its rationale for doing so.” Please explain why it is sufficient to use a website to provide this information rather than updating the Fund’s prospectus.

Response: The Registrant has removed the noted sentence from the Principal Investment Strategies section. The Registrant believes that the disclosure included regarding the portfolio manager’s assessment of a company’s involvement in harmful or controversial products, services or practices sufficiently describes each Fund’s strategy with respect to such issuers.

10.

Comment: With respect to Stewart Investors Global Emerging Markets Leaders Fund only, the Fund’s Principal Investment Strategies section states that, among others, the Fund will invest in “companies listed on developed market exchanges whose activities predominantly (i.e. at least 50%) take place in emerging markets.” Please disclose what “activities” are considered as part of this analysis.

Response: The Registrant has added the following disclosure to the Registration Statement:

In determining whether a company’s activities predominantly take place in emerging markets, the portfolio manager will consider various factors including where the issuer is headquartered, where the issuer’s principal operations are located, where the issuer’s revenues are derived, where the principal trading market is located and the country in which the issuer is legally organized. The weight given to each of these factors will vary depending upon the circumstances and as determined by the portfolio manager.

11.

Comment: With respect to Stewart Investors Global Emerging Markets Leaders Fund only, we note that “Investment in China” is included as a principal risk of the Fund. Please confirm this is a principal risk of the Fund and, if so, add disclosure to the Fund’s principal investment strategies regarding investments in China.

Response: The Registrant confirms that “Investment in China” is a principal risk of the Fund and will revise the Fund’s principal investment strategies to include the following statement:

The Fund may invest in and have direct access to China A shares listed on the Shanghai Stock Exchange and the Shenzhen Stock Exchange via the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect Schemes.

Principal Investment Risks (both Funds)

12.	Comment: Please consider adding cybersecurity risk to each Fund’s principal investment risks.

Response: In response to this comment, the Registrant will add cybersecurity risk to each Fund’s principal investment risks.

Portfolio Managers (both Funds)

13.	Comment: Please provide the month and year that each Portfolio Manager became primarily responsible for the day-to-day management of a Fund.

Response: In response to this comment, the Registrant will add the month and year that each Portfolio Manager became primarily responsible for the day-to-day management of a Fund.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Andrew Lawson, Esq.

Barbara Nelligan

APPENDIX A

FEE AND EXPENSE TABLE AND EXPENSE EXAMPLE

Stewart Investors Worldwide Leaders Fund

Shareholder Fees (Fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None
Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.45%
Distribution (12b-1) Fees	None
Other Expenses	5.60%
Total Annual Fund Operating Expenses	6.05%
Fee Waiver and/or Expense Reimbursement(1)	-5.45%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.60%

(1)

First Sentier Investors (US) LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive Management Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses (exclusive of brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, and expenses associated with the investments in underlying investment companies) exceed 0.60% of the average daily net assets of the Fund through December 4, 2026. Amounts waived or reimbursed in a particular contractual period may be recouped by the Adviser for 36 months following the waiver or reimbursement however, such recoupment will be limited to the lesser of any expense limitation in place at the time of recoupment or the expense limitation in place at the time of waiver or reimbursement. This agreement may only be terminated earlier by the Fund’s Board of Trustees (the “Board”) or upon termination of the Investment Management Agreement.

Example

1 Year	3 Years
$61	$1,311

A-1

Stewart Investors Global Emerging Markets Leaders Fund

Shareholder Fees (Fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None
Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution (12b-1) Fees	None
Other Expenses	5.68%
Total Annual Fund Operating Expenses	6.33%
Fee Waiver and/or Expense Reimbursement(1)	-5.53%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.80%

(1)

First Sentier Investors (US) LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive Management Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses (exclusive of brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, and expenses associated with the investments in underlying investment companies) exceed 0.80% of the average daily net assets of the Fund through December 4, 2026. Amounts waived or reimbursed in a particular contractual period may be recouped by the Adviser for 36 months following the waiver or reimbursement however, such recoupment will be limited to the lesser of any expense limitation in place at the time of recoupment or the expense limitation in place at the time of waiver or reimbursement. This agreement may only be terminated earlier by the Fund’s Board of Trustees (the “Board”) or upon termination of the Investment Management Agreement.

Example

1 Year	3 Years
$82	$1,383

A-2